May 4, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream to Release 2004 Year End Financials

The Company wishes to report a 19.3% revenue increase from $3.7 million CDN in 2003 to $4.415 million CDN in 2004, which was mainly attributed to an increase in average revenue per subscriber and revenues from new service offerings.  In 2004 the Company acquired approximately 10,000 new cable subscribers with the majority completed in the late 4th quarter, positive financial effects of these additions will be realized in 2005.

On average there has been a decrease in the cost of line maintenance, billing, customer service and access costs to the Internet.  These factors combined with the increased revenues should contribute to positive cash flow from operating activities.

On April 12, 2005 Stream acquired an Internet Network in Southern Poland with 2,100 subscribers bringing the total Internet subscriber to 4,100 and on April 15, 2005 Stream entered into an agreement to purchase an additional 1,400 cable subscribers.

These two acquisitions combined with existing subscribers makes Stream the 8th largest cable communications provider in Poland.  Stream’s total Revenue Generating Units "RGU’s" is now 58,500, bringing the Company’s overall annualized revenues to $5.7 million CDN or $4.6 million USD for 2005 and on pace for a 29.1% revenue increase for the 2005 year end.

"Stream will continue to make subscriber acquisitions to increase revenue generating units, build out new services for potential customers, offer new services to existing customers, and increase content for additional channel viewing, said Stan Lis, President of the Company."

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 58,500 subscribers currently, Stream is one of the principal consolidators of the Cable Communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

For more information, please contact:

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.